December 7, 2020

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Service

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Blaise Rhodes
Adam Phippen
Taylor Beech
Erin Jaskot

Re:	Airbnb, Inc.
Registration Statement on Form S-1 (Form No. 333-250118)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Airbnb, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on December 9, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Latham & Watkins LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that approximately 6,100 copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, were distributed during the period from December 1, 2020 through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

Acting severally on behalf of themselves and the several underwriters

MORGAN STANLEY & CO. LLC
GOLDMAN SACHS & CO. LLC

MORGAN STANLEY & CO. LLC

By:	/s/ ROHAN MEHRA
Name:	Rohan Mehra
Title:	Executive Director

[Signature Page to Underwriters’ Acceleration Request Letter]

Very truly yours,

Acting severally on behalf of themselves and the several underwriters

MORGAN STANLEY & CO. LLC
GOLDMAN SACHS & CO. LLC

GOLDMAN SACHS & CO. LLC

By:	/s/ WILLIAM CONNOLLY
Name:	William Connolly
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]